9/18

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SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 8 2002
WASH. D.C.
180

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 28549

SEC FILE NUMBER
8- ~~050378~~ 47296

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02054039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MUTUALS.com, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 North Pearl Street, 12th Floor
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individuals, state last, first, middle name*)

2121 San Jacinto, Suite 1500	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED
P SEP 1 9 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

9/16

OATH OR AFFIRMATION

I, Richard A. Sapio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MUTUALS.com, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

MICHELE H. LEFTWICH
Notary Public, State of Texas
My Commission Expires
March 13, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

0207-0322836

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

MUTUALS.com, Inc.

Year ended June 30, 2002

0207-0322836

MUTUALS.com, Inc.

Financial Statements and Supplemental Schedules

Year ended June 30, 2002

Contents

0207-0322836

Ernst & Young

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Auditors

The Board of Directors
MUTUALS.com, Inc.

We have audited the accompanying statement of financial condition of MUTUALS.com, Inc. (Company), as of June 30, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MUTUALS.com, Inc., at June 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

July 18, 2002

MUTUALS.com, Inc.

Statement of Financial Condition

June 30, 2002

Assets		
Cash	$	821,339
Due from clearing broker		183,470
Deposits with clearing broker		106,682
Investments, at fair value		110,695
Other assets		120,904
Total assets	$	1,343,090
Liabilities		
Intercompany payable	$	673,600
Accrued liabilities		25,400
Total liabilities		699,000
Stockholders' equity:		
Common stock, $.01 par value:		
Authorized – 10,000 shares		
Issued and outstanding – 1,000 shares		10
Additional paid-in capital		398,090
Retained earnings		245,990
Total stockholders' equity		644,090
Total liabilities and stockholders' equity	$	1,343,090

See accompanying notes.

0207-0322836

MUTUALS.com, Inc.

Statement of Income

Year ended June 30, 2002

Revenues:	
Advisor fees, net of waivers	$ 1,363,697
Commissions and 12b-1 fees	804,730
Shareholder servicing fees and transfer agent fees	226,223
Deferred revenue	45,682
Interest	18,609
Other	43,969
	2,502,910
Expenses:	
Management fee to Parent	1,863,270
Clearing charges	438,238
General and administrative	77,383
Regulatory fees and other	65,441
	2,444,332
Income before income taxes	58,578
Provision for income taxes	–
Net income	$ 58,578

See accompanying notes.

0207-0322836

MUTUALS.com, Inc.

Statement of Changes in Stockholders' Equity

Year ended June 30, 2002

	Capital Stock	Additional Capital	Retained Earnings	Total
Balances at June 30, 2001	$ 10	$ 398,090	$ 187,412	$ 585,512
Net income	–	–	58,578	58,578
Balances at June 30, 2002	$ 10	$ 398,090	$ 245,990	$ 644,090

See accompanying notes.

0207-0322836

MUTUALS.com, Inc.

Statement of Cash Flows

Year ended June 30, 2002

Operating Activities	
Net income	$ 58,578
Non-cash adjustments to net income:	
Unrealized depreciation on investments	8,272
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Due from broker	(183,470)
Deposits with clearing broker	244
Intercompany receivables	26,400
Other assets	(77,273)
Deferred revenue	(45,682)
Accrued liabilities	(2,231)
Intercompany payable	673,600
Net cash provided by operating activities	458,438
Investing Activity	
Purchase of investments	(15,667)
Cash used in investing activity	(15,667)
Net increase in cash	442,771
Cash and cash equivalents at beginning of year	378,568
Cash at end of year	$ 821,339
Interest paid	$ 1,265

See accompanying notes.

1. Organization and Nature of Business

MUTUALS.com, Inc. (Company), is a broker-dealer registered with the Securities and Exchange Commission under the exemptive provisions of Rule 15c3-3(k)(2)(ii), a registered investment advisor, and a member of the National Association of Securities Dealers, Inc. The Company acts as an introducing broker-dealer serving customers in 50 states and the District of Columbia. The Company is a Texas corporation and is a wholly owned subsidiary of MUTUALS.com Holding Corp. (the Parent).

The Company offers broker-dealer services to institutional accounts and serves as investment advisor to a fund of funds, 1-800-MUTUALS Advisor Series (the Trust), which was organized as a Delaware business trust under a Declaration of Trust dated March 20, 2001. The Trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company with five non-diversified funds (the Funds): Generation Wave Aggressive Growth Fund, Generation Wave Growth Fund, Generation Wave Alternative Growth Fund, Generation Wave Balanced Growth Fund and Generation Wave Conservative Growth Fund. Each Fund represents a distinct portfolio with its own investment objectives and policies. The Trust may issue an unlimited number of shares of beneficial interest at $0.001 par value. The assets of each Fund are segregated, and a shareholder's interest is limited to the Fund in which shares are held. The Funds commenced operations on June 21, 2001. The Generation Wave Conservative Growth Fund was closed in May 2002 and all assets were transferred to other funds in the family.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Commission revenue and expenses related to securities transactions are recorded on a trade-date basis.

Revenue on set-up fees is deferred and recognized over the initial year of the Company's relationship with its customers.

Due from Clearing Broker

Due from clearing broker represents cash balances from distribution and management fees collected by the Company's clearing broker on behalf of the Company.

Investments

All security transactions are recorded on a trade-date basis.

Income Taxes

The Company's Parent records income taxes under Financial Accounting Standards Board Statement No. 109 using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Income taxes are calculated and recorded on a consolidated basis. The Parent does not reimburse the Company for tax losses passed from the Company to the Parent. Therefore, no provision for federal or state income taxes has been made for the fiscal year ended June 30, 2002.

3. Management Fee Paid to Parent

The Parent provides the Company with office space, personal property, staff and general and administrative services. In fiscal year 2002, the Parent charged the Company $1,863,270 for reimbursement of these expenses which are reflected in the statement of operations as a management fee to Parent.

4. Net Capital Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2002, the Company had net capital of $473,602, which was $223,602 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtness to net capital ratio was 1.48 to 1.

5. Due from Clearing Broker and Deposits with Clearing Broker

The Company introduces its customers to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. The Company's clearing broker is exposed to risk of loss in the event the customer fails to satisfy its obligation. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. Management believes that risk of loss relating to the indemnity is minimal due to the Company's policy of requiring funds to be received prior to executing transactions and the fact that transactions are substantially all in mutual funds, which management believes have generally lower volatility and are not generally purchased using margin.

6. Investments

In June 2001, the Company invested $100,000 in the Funds. This investment had a fair value of $91,728 at June 30, 2002.

At June 30, 2002, the Company owned common stock in the National Association of Securities Dealers (NASD) pursuant to NASD requirements applicable to all NASD-registered broker-dealers. The $3,300 investment is carried at cost, which approximates fair value.

At June 30, 2002, the Company owned a certificate of deposit with an original maturity of less than one year that had a fair value of $15,667.

7. Transactions with Affiliates

The Company has an Investment Advisory Agreement (the Agreement) with the Funds to furnish investment advisory services to the Funds. Under the terms of the Agreement, the Trust, on behalf of the Funds, compensates the Company for its management services at the annual rate of 0.95% of each Fund's average daily net assets. For the year ended June 30, 2002, the Company earned $811,233 from the Funds for these services. The Company has also entered into a Shareholder Services Agreement (collectively the Agreements) with the Funds, under which the Company provides certain services to the Funds' shareholders. The Company receives a fee equal to the annual rate of 0.25% of each Fund's average daily net assets. For the year ended June 30, 2002, the Company earned $210,144 for these services. The agreements between the Company and the Funds expire in June 2003. The Company anticipates the trustee of the Funds will renew the Agreements.

The Company has agreed to waive, through June 30, 2002, its advisory fees and/or reimburse the Funds' other expenses, including organization expenses, to the extent necessary to ensure that the Funds' operating expenses do not exceed 1.50% of each Fund's average daily net assets. For the period ended June 30, 2002, expenses of $50,399 were paid by the Company on behalf of the Funds, and advisory fees of $423,422 were waived by the Company. Any such waiver or reimbursement is subject to later adjustment to allow the Company to recoup amounts waived or reimbursed to the extent actual fees and expenses for a fiscal period are less than each Fund's expense limitation cap, provided, however, that the Company shall only be entitled to recoup such amounts for a period of three years after the end of the fiscal year in which the fee was deferred.

The Company has an agreement with a family of funds (Investee Funds) in which the Funds are invested to issue, transfer, redeem, and account for the Fund's capital shares in the Investee Funds. For these services, the Company was paid a transfer agent fee by the Investee Funds of $16,079 through June 30, 2002. The Company has also received approximately $54,000 of commission income through June 30, 2002 from the Investee Funds for acting as the introducing broker on trades directed from the family of funds through the Company.

As the investment advisor to the Funds, the Company receives a commission from several different mutual funds when assets of the Funds are newly invested in these mutual funds. The Company received $255,613 of these fees through the fiscal year ended June 30, 2002 from the Investee Funds.

7. Transactions with Affiliates (continued)

Through the fiscal year ended June 30, 2002, the Company received $43,771 of distribution fees (12b-1 fees) from the Investee Funds.

8. Securities Exchange Commission

The Company is under a routine review by the Securities Exchange Commission. No findings have been issued nor have there been any proceedings initiated as a result of this examination. The extent and results of the examination are not determinable. Management of the Company believes that the resolution of this examination will not result in any material adverse effect on the Company's financial position or results of operation.

9. Subsequent Events

On May 31, 2002, MUTUALS.com, Inc. filed a registration statement with the SEC to start a new mutual fund called the Vice Fund (Fund). The Fund will be part of the 1-800-MUTUALS Advisor Series Trust, but will be marketed separately by the Company and will have its own prospectus. To achieve its investment objective, the Fund, a nondiversified investment company, will invest in domestic and foreign equity securities of companies that derive a portion of their revenues from products often considered socially irresponsible. The Fund's registration is expected to become effective on August 15, 2002, and the first anticipated trade date of the fund is September 3, 2002.

Supplemental Schedules

MUTUALS.com, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

June 30, 2002

Computation of Net Capital	
Total stockholders' equity	$ 644,090
Deductions and/or charges:	
Nonallowable assets:	
Other assets	(120,904)
Net capital before haircuts on securities positions	523,186
Haircuts on securities:	
Investments	(37,273)
Undue concentration	(12,312)
	(49,585)
Net capital	$ 473,601
Aggregate Indebtedness	
Total aggregate indebtedness	$ 699,000
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 46,600
Minimum dollar net capital requirement of reporting broker-dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 250,000
Net capital in excess of required minimum	$ 223,601
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 403,701
Ratio: aggregate indebtedness to net capital	1.48:1
Reconciliation with Company's computation:	
Net capital, as reported in Company's Part IIA (Unaudited) Focus Report	$ 470,118
Audit adjustments, net	3,483
Net capital, as calculated above	$ 473,601

MUTUALS.com, Inc.

Schedule II – Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2002

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the rule.

Supplemental Report

ERNST & YOUNG

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
MUTUALS.com, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of MUTUALS.com, Inc. (the Company), for the year ended June 30, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce, to a relatively low level, the risk that errors or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's criteria.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

Ernst + Young LLP

July 18, 2002